UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-1]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)*
Ambassadors International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

023178106
(CUSIP Number)

Whippoorwill Associates, Inc.
11 Martine Avenue
White Plains, New York 10606
(914) 683-1002
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
________________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1			NAMES OF REPORTING PERSONS

Whippoorwill Associates, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐

3			SEC USE ONLY

4			SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6			CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0%

14			TYPE OF REPORTING PERSON

IA; CO

1			NAMES OF REPORTING PERSONS

Shelley F. Greenhaus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐

3			SEC USE ONLY

4			SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6			CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0%

14			TYPE OF REPORTING PERSON

IN; HC

1	NAMES OF REPORTING PERSONS

Steven K. Gendal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐

3			SEC USE ONLY

4			SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6			CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0%

14			TYPE OF REPORTING PERSON

IN; HC

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the statement on Schedule 13D previously filed by the undersigned on February 6, 2009, as amended by Amendment No. 1 thereto filed September 11, 2009, Amendment No. 2 thereto filed on November 20, 2009 and Amendment No. 3 thereto filed on March 26, 2011 (the “Schedule 13D”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 14, 2011, Whippoorwill sold, in privately negotiated transactions, all shares of the Company's Common Stock owned by it for $0.005 per share.  As a result of such transactions, none of Whippoorwill, Mr. Greenhaus or Mr. Gendal beneficially owns any shares of the Company's Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The supplemental information provided above in Item 4 of this Amendment No. 4 is incorporated herein by reference and amends and supplements this Item 5.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

WHIPPOORWILL ASSOCIATES, INCORPORATED

By:	/s/ Shelley F. Greenhaus
Name: Shelley F. Greenhaus
Title: President

SHELLEY F. GREENHAUS

By:	/s/ Shelley F. Greenhaus
Name: Shelley F. Greenhaus

STEVEN K. GENDAL

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal

Dated: December 16, 2011